February 14, 2008

Jim Allegretto

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 3561

Washington, D.C. 20549 -0404

RE:	Energen Corporation
Alabama Gas Corporation
Letter Dated February 5, 2008
Form 10-K for the year ended December 31, 2006
Filed February 27, 2007
File No. 1-7810 & 2-38960

Dear Mr. Allegretto:

Energen Corporation and Alabama Gas Corporation are in receipt of the above referenced letter. By separate letter we are sending to Mr. Murphy the production graphs requested in comment 5. In our letter to Mr. Murphy we have requested that the graphs be returned to us pursuant to the guidelines in Rule 418(b) of Regulation C. We expect to be able to respond to the other comments in your February 5, 2008, letter by March 31, 2008.

Respectfully,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary